UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 000-51469

BAIDU, INC.

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

Baidu, Inc. (the “Company”) hereby furnishes the press release announcing its unaudited financial results for the quarter ended June 30, 2024, which is attached hereto as exhibit 99.1. Pursuant to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, the Company hereby also furnishes the reconciliation of the material differences between its unaudited financial results for the quarter ended June 30, 2024 prepared under the U.S. Generally Accepted Accounting Principles and the International Financial Reporting Standards, which is attached hereto as exhibit 99.2.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release — Baidu Announces Second Quarter 2024 Results

99.2	Reconciliation Between the U.S. Generally Accepted Accounting Principles and the International Financial Reporting Standards

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAIDU, INC.

By	:	/s/ Rong Luo
Name	:	Rong Luo
Title	:	Chief Financial Officer

Date: August 22, 2024